Exhibit 99.4

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy—Annual Meeting of Shareholders to be held on Wednesday, May 7, 2025 This Form of Proxy is solicited by and on behalf of Management.Notes to proxy1. As a shareholder you have the right to appoint a person, who need not be a shareholder of Nutrien Ltd. (the “Corporation”), to attend and act on your behalf at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, May 7, 2025 at 3:30 p.m. (Central Standard Time) (the “Meeting”). This right may be exercised by inserting such other person’s name in the blank space provided (see reverse) and striking out the names of the persons designated by the Corporation (the “Nutrien Designees”) listed on the reverse and by delivering the completed form of proxy to the Corporation as indicated below. In addition, if you are appointing a proxyholder other than the Nutrien Designees that will be attending the Meeting virtually, YOU MUST go to http://www.computershare.com/Nutrien by 3:30 p.m. (Central Standard Time) on May 5, 2025, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide Computershare with the required information for your proxyholder so that Computershare may provide your proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the Meeting. Without a username your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or submit questions at the Meeting. 2. If the common shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual you must sign this form of proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this form of proxy. 3. This form of proxy should be signed in the exact manner as the name(s) appear(s) on the form of proxy. 4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder. 5. voted The common as recommended shares represented by Management. by this form of proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this form of proxy will be 6. The common shares represented by this form of proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the common shares will be voted accordingly. 7. This form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof. 8. This form of proxy should be read in conjunction with the accompanying documentation provided by Management. Forms of Proxy submitted must be received by 3:30 p.m. (Central Standard Time) on Monday, May 5, 2025, or, if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting • Via live audio webcast online at https://meetings.lumiconnect.com/400-389-601-237 (password: nutrien2025) on Wednesday, May 7, 2025 at 3:30 p.m. (Central Standard Time) and at any adjournment or postponement thereof. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. If you vote by telephone or the Internet, DO NOT mail back this form of proxy. Voting Voting by by mail mail or may by be Internet the only method for common shares held in the name of a corporation or common shares being voted on behalf of another individual. are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this form of proxy. Instead of mailing this form of proxy, you may choose one of the two voting methods outlined above to vote this form of proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 021QQC Fold

Appointment of Proxyholder I/We being holder(s) of common shares of the Corporation hereby appoint: Ken Seitz, or failing him, Russell K. Girling. Print the name of the person you are OR appointing if this person is someone other than the Nutrien Designees listed herein. Note: If you are appointing a proxyholder other than the Nutrien Designees listed to the left that will be attending the Meeting virtually, you must return your form of proxy and MUST go to http://www.computershare.com/Nutrien by 3:30 p.m. (Central Standard Time) on May 5, 2025, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide Computershare with the required information for your proxyholder so that Computershare may provide your proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the Meeting. Without a username your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or submit questions at the Meeting. as my/our proxyholder with full power of substitution and to attend, act and vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) on the following matters and all other matters that may properly come before the Annual Meeting of Shareholders of the Corporation to be held virtually via live online webcast at https://meetings.lumiconnect.com/400-389-601-237 (password: nutrien2025) on Wednesday, May 7, 2025 at 3:30 p.m. (Central Standard Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. Fold 1. Election of Directors 01. Christopher M. Burley 04. Michael J. Hennigan 07. Julie A. Lagacy 10. Aaron W. RegentFOR Against 02. Maura J. Clark 05. Miranda C. Hubbs 08. Consuelo E. Madere 11. Ken A. Seitz 03. Russell K. Girling 06. Raj S. Kushwaha 09. Keith G. Martell 12. Nelson L. C. Silva 2. Re-Appointment of Auditors Re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation.FOR Withhold 3. Non-Binding Advisory Say on Pay A non-binding advisory resolution to accept the Corporation’s approach to executive compensation. Fold Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any form of proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this form of proxy will be voted as recommended by Management. Signature(s) Date Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. NLUQ 377226 AR1 021QRC